UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Recent Update

Mr. David Siu Kam Choy has tendered his resignation as the chief financial officer of Lufax Holding Ltd (the “Company”) due to personal reasons. Mr. Alston Peiqing Zhu has been appointed as the new chief financial officer of the Company. This change will take effect on April 30, 2024. Mr. Zhu has not been appointed with any other position in the Company.

Mr. Alston Peiqing Zhu joined Ping An Bank in April 2018, where he served as the general manager of the finance and planning department at the Head Office of Ping An Bank from April 2018 to April 2024. Prior to that, Mr. Zhu served as Principal Partner of Greater China financial services industry at Capgemini China from May 2016 to April 2018 and as the First Vice President at United Overseas Bank (China) from May 2013 to May 2016. From June 2003 to May 2013, he held various positions at PricewaterhouseCoopers, Ernst & Young, and Deloitte China, providing audit, financial management, risk management, tax, and digital professional services to the financial industry. Mr. Zhu began his career at Industrial and Commercial Bank of China in September 2002. Mr. Zhu received his bachelor’s degree in economics at the University of International Business and Economics. Mr. Zhu is a Fellow Member of CGMA (AICPA & CIMA), the Association of Chartered Certified Accountants in the United Kingdom, and the Certified Public Accountants Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ David Siu Kam Choy
	Name:	David Siu Kam Choy
	Title:	Chief Financial Officer
Date: April 24, 2024